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PARTNERS Matthew D. Bersani Nils Eliasson Alan Y.L. Yeung	Sidharth Bhasin † Colin Law	Brian G. Burke Kyungwon Lee	Lorna Xin Chen Paul Strecker	Peter C.M. Chen Paloma P. Wang

REGISTERED FOREIGN LAWYERS

Andrew D. Ruff ‡	Shichun Tang ‡

Paul Strecker

To Call Writer Directly:

+852 2978 8038

Paul.Strecker@Shearman.com

April 5, 2016

VIA EDGAR

Re:	iDreamSky Technology Limited

Amendment No. 2 to Schedule 13E-3

Filed March 25, 2016

File No. 005-88636

Dear Ms. Chalk,

On behalf of iDreamSky Technology Limited, a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of April 1, 2016 with respect to Amendment No. 2 to Schedule 13E-3, File No. 005-88636 (the “Schedule 13E-3”) filed on March 25, 2016 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No.3 to Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email. Capitalized terms not defined in this letter shall have the same meanings assigned to such terms in the Revised Proxy Statement.

†	Non-resident Partner
‡	Admitted in the State of New York (U.S.A.) and partners of Shearman & Sterling LLP

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SHEARMAN & STERLING IS A GENERAL PARTNERSHIP FORMED PURSUANT TO THE HONG KONG PARTNERSHIP ORDINANCE AND REGISTERED WITH THE LAW SOCIETY OF HONG KONG.

*	ABDULAZIZ ALASSAF & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

April 5, 2016

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning Dream Technology Holdings Limited, Dream Investment Holdings Limited, Dream Merger Sub Limited, Mr. Michael Xiangyu Chen, Mr. Anfernee Song Guan, Mr. Jeffrey Lyndon Ko, Dream Data Services Limited, DT01 Holding International Limited, Shipshape Holdings Limited, THL A19 Limited, Prometheus Capital (International) Co, Ltd, Kingsun (Shanghai) Investment Co., Ltd., Beijing Junlianxinhai Private Equity Investment Partnership (Limited Partnership), Ruipu Lehua (Tianjin) Investment Center (Limited Partnership), Peking Pusi Investment Co., Ltd., V Capital Company Limited, LT Prosperity (Tianjin) Asset Management LLP, Jiaxing Yaming Investment Partnership (Limited Partnership), Jiaxing Nuoxin Investment Partnership (Limited Partnership), Fortune Wisdom Venture Capital Co., Ltd., Newplus iDream Investment Partnership (Limited Partnership), Shanghai Super Star Venture Capital Partners (Limited Partnership), Guangxi Xi Hui He Ying Investment Management Partnership (Limited Partnership), Shanghai Greenwoods Asset Management Limited, Shanghai Weiying Gefei Investment Management Ltd., Hengqin Dream Yongtai Equity Investment Enterprise (Limited Partnership), Hengqin Dream Ruitong Equity Investment Enterprise (Limited Partnership), such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comments.

*     *     *     *     *

Summary Term Sheet

Support Agreement, page 6

1.	We note your response to prior comment 1 regarding whether Mr. Jeffrey Lyndon Ko and Shipshape should be filing persons to the going-private transaction. It appears that Mr. Ko and Shipshape should be included as filers on the Schedule 13E-3 since Mr. Ko controls Shipshape, which is a party to the Support Agreement, and will be a member of management after the proposed transaction. Please revise the Schedule 13E-3 accordingly, and provide all of the disclosure required by that Schedule as to those entities. Please refer to Compliance & Disclosure Interpretation 201.05 (Jan. 26, 2009) [available at https://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm] for further guidance.

In response to the Staff’s comment, we have revised the disclosure on the cover page and page 1 of Section “Introduction” of the Amendment and pages 2 and D-5 of the Revised Proxy Statement to add Mr. Ko and Shipshape as filing persons and provide the required disclosure for such persons.

Financing, page 63

2.	We note your response to prior comment 7 regarding our request that you file the “Fee Letter” as part of your Debt Commitment Letter and your belief that the filing of the Fee Letter is not material to shareholders. Item 1016(b) of Regulation M-A requires loan agreements or arrangements disclosed under Item 1007(d) be filed as exhibits to Schedule 13E-3 and does not provide that filing persons may exclude schedules or attachments that contain material terms. Confidential treatment of specific and discrete terms of any exhibit may be requested, where appropriate. Please file your Debt Commitment Letter in its entirety, which includes the Fee Letter that is incorporated by reference.

In response to the Staff’s comment, we have filed Exhibit (b)-(20) to the Amendment so that it includes a copy of that certain fee letter, dated December 31, 2015, by and between Merger Sub and the Lender.

April 5, 2016

*     *     *     *     *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Dream Technology Holdings Limited, Dream Investment Holdings Limited, Dream Merger Sub Limited, Mr. Michael Xiangyu Chen, Mr. Anfernee Song Guan, Mr. Jeffrey Lyndon Ko, Dream Data Services Limited, DT01 Holding International Limited, Shipshape Holdings Limited, THL A19 Limited, Prometheus Capital (International) Co, Ltd, Kingsun (Shanghai) Investment Co., Ltd., Beijing Junlianxinhai Private Equity Investment Partnership (Limited Partnership), Ruipu Lehua (Tianjin) Investment Center (Limited Partnership), Peking Pusi Investment Co., Ltd., V Capital Company Limited, LT Prosperity (Tianjin) Asset Management LLP, Jiaxing Yaming Investment Partnership (Limited Partnership), Jiaxing Nuoxin Investment Partnership (Limited Partnership), Fortune Wisdom Venture Capital Co., Ltd., Newplus iDream Investment Partnership (Limited Partnership), Shanghai Super Star Venture Capital Partners (Limited Partnership), Guangxi Xi Hui He Ying Investment Management Partnership (Limited Partnership), Shanghai Greenwoods Asset Management Limited, Shanghai Weiying Gefei Investment Management Ltd., Hengqin Dream Yongtai Equity Investment Enterprise (Limited Partnership), Hengqin Dream Ruitong Equity Investment Enterprise (Limited Partnership).

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +852 2978 8038.

Sincerely,

/s/ Paul Strecker
Paul Strecker of Shearman & Sterling

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 1, 2016 with respect to Amendment No.2 to Schedule 13E-3, File No. 005-88636 (the “Schedule 13E-3”), filed on March 25, 2016 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 3 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

iDreamSky Technology Limited

By:	/s/ Ruby Rong Lu
Name:	Ruby Rong Lu
Title:	Chairman of the Special Committee

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 1, 2016 with respect to Amendment No.2 to Schedule 13E-3, File No. 005-88636 (the “Schedule 13E-3”), filed on March 25, 2016 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 3 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dream Technology Holdings Limited

By:	/s/ Michael Xiangyu Chen
Name:	Michael Xiangyu Chen
Title:	Director

Dream Investment Holdings Limited

By:	/s/ Michael Xiangyu Chen
Name:	Michael Xiangyu Chen
Title:	Director

Dream Merger Sub Limited

By:	/s/ Michael Xiangyu Chen
Name:	Michael Xiangyu Chen
Title:	Director

Michael Xiangyu Chen

By:	/s/ Michael Xiangyu Chen

Anfernee Song Guan

By:	/s/ Anfernee Song Guan

Jeffrey Lyndon Ko

By:	/s/ Jeffrey Lyndon Ko

Dream Data Services Limited

By:	/s/ Michael Xiangyu Chen
Name:	Michael Xiangyu Chen
Title:	Director

DT01 Holding International Limited

By:	/s/ Anfernee Song Guan
Name:	Anfernee Song Guan
Title:	Director

Shipshape Holdings Limited

By:	/s/ Jeffrey Lyndon Ko
Name:	Jeffrey Lyndon Ko
Title:	Director

THL A19 Limited

By:	/s/ Lau Zhiping Martin
Name:	Lau Zhiping Martin
Title:	Authorised Signatory

Prometheus Capital (International) Co, Ltd

By:	/s/ Sicong Wang
Name:	Sicong Wang
Title:	Director

Kingsun (Shanghai) Investment Co., Ltd.

By:	/s/ Xiaowei Wu
Name:	Xiaowei Wu
Title:	Chairman

Beijing Junlianxinhai Private Equity Investment Partnership (Limited Partnership)

By:	/s/ Jiaqing Li
Name:	Jiaqing Li
Title:	Authorized Representative, Director and General Manager

Ruipu Lehua (Tianjin) Investment Center (Limited Partnership)

By:	/s/ Mingchen Zhang
Name:	Mingchen Zhang
Title:	Executive Director

Peking Pusi Investment Co., Ltd.

By:	/s/ Sicong Wang
Name:	Sicong Wang
Title:	Chairman

V Capital Company Limited

By:	/s/ Weiqing Tang
Name:	Weiqing Tang
Title:	Partner

LT Prosperity (Tianjin) Asset Management LLP

By:	/s/ Xu Peng
Name:	Xu Peng
Title:	Partner

Jiaxing Yaming Investment Partnership (Limited Partnership)

By:	/s/ Lina Zhu
Name:	Lina Zhu
Title:	Authorized Representative of Executive Partner

Jiaxing Nuoxin Investment Partnership (Limited Partnership)

By:	/s/ Jingyuan Liang
Name:	Jingyuan Liang
Title:	Managing Partner

Fortune Wisdom Venture Capital Co., Ltd.

By:	/s/ Zhou Liu
Name:	Zhou Liu
Title:	Chairman and Founding Partner

Newplus iDream Investment Partnership (Limited Partnership)

By:	/s/ Jun Wang
Name:	Jun Wang
Title:	Authorized Representative

Shanghai Super Star Venture Capital Partners (Limited Partnership)

By:	/s/ Zhenquan Ren
Name:	Zhenquan Ren
Title:	Authorized Representative of Executive Partner

Guangxi Xi Hui He Ying Investment Management Partnership (Limited Partnership)

By:	/s/ Guangyi Huang
Name:	Guangyi Huang
Title:	Director

Shanghai Greenwoods Asset Management Limited

By:	/s/ Jinzhi Jiang
Name:	Jinzhi Jiang
Title:	Chief Executive Officer

Shanghai Weiying Gefei Investment Management Ltd.

By:	/s/ Shi Lei
Name:	Shi Lei
Title:	Director

Hengqin Dream Yongtai Equity Investment Enterprise (Limited Partnership)

By:	/s/ Junwen Lei
Name:	Junwen Lei
Title:	Executive Representative

Hengqin Dream Ruitong Equity Investment Enterprise (Limited Partnership)

By:	/s/ Heng Zhang
Name:	Heng Zhang
Title:	Executive Representative